UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2022

TAILWIND ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39489	85-1288435
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1545 Courtney Ave Los Angeles, CA	90046
(Address of principal executive offices)	(Zip Code)

(646) 432-0610

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Common Stock, $0.0001 par value, and one half of one redeemable warrant	TWND.U	NYSE American
Class A Common Stock included as part of the units	TWND	NYSE American
Redeemable Warrants included as part of the units, each whole warrant exercisable for one Class A Common Stock at an exercise price of $11.50	TWND WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On December 7, 2022, Tailwind Acquisition Corp. (“Tailwind”) hosted an analyst day webcast in connection with its previously announced proposed business combination (the “Business Combination”) with Nuburu, Inc (“Nuburu”). The investor presentation and script of remarks from the analyst day are furnished as Exhibits 99.1 and 99.2 hereto, respectively, and incorporated into this Item 7.01 by reference.

The information furnished with this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information and Where to Find It

In connection with the Business Combination, Tailwind filed a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Tailwind (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Tailwind stockholders. Tailwind also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Tailwind are urged to read the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by Tailwind through the website maintained by the SEC at www.sec.gov. The documents filed by Tailwind with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

Participants in the Solicitation

Tailwind and Nuburu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tailwind’s stockholders in connection with the proposed transactions. Tailwind’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Tailwind listed in the Business Combination Proxy Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tailwind’s stockholders in connection with the proposed Business Combination will be set forth in the Business Combination Proxy Statement.

No Offer or Solicitation

This report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act including certain financial forecasts and projections. All statements other than statements of historical fact contained in this report, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Nuburu, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Tailwind and its management, and Nuburu and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Nuburu, Tailwind, the combined company; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Tailwind or the stockholders of Nuburu, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the inability to meet the listing standards of the securities exchange following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Nuburu as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Nuburu or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital Fund, LLC; (12) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Tailwind’s securities; (13) the risk that the transaction may not be completed by Tailwind’s business combination deadline and the potential failure to obtain a further extension of the Business Combination deadline if sought by Tailwind; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, the Business Combination Proxy Statement and other documents filed by Tailwind from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Tailwind nor Nuburu gives any assurance that either Tailwind or Nuburu or the combined company will achieve its expected results. Neither Tailwind nor Nuburu undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Investor Presentation dated December 7, 2022

99.2	Analyst day webcast script dated December 7, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 7, 2022

Tailwind Acquisition Corp.

By:	/s/ Chris Hollod
Name:	Chris Hollod
Title:	Chief Executive Officer

Exhibit 99.1

1 | Confidential Confidential

DISCLAIMER

Neither NUBURU, INC. (“NUBURU”) nor TAILWIND ACQUISITION CORP. (“TWND”) makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all inclusive or to contain all the information that a person may desire in considering an investment in NUBURU or TWND and are not intended to form the basis of any investment decision in NUBURU or TWND. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary and must make your own decisions and perform your own independent investment and analysis of an investment in NUBURU or TWND and of the potential business combination of NUBURU and TWND or a wholly owned subsidiary of TWND.

FORWARD–LOOKING STATEMENTS

This presentation contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including certain financial forecasts and projections. All statements other than statements of historical fact contained in this presentation, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by TWND and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, TWND, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of TWND or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE American’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital Fund, LLC; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of TWND’s securities; (13) the risk that the transaction may not be completed by TWND’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TWND; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TWND’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 and registration statement on Form S-4/A that TWND has filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2022, which includes a document that will serve as a prospectus and proxy statement of TWND following the effectiveness of such registration statement, referred to as a proxy statement/prospectus, and other documents filed by TWND from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TWND nor NUBURU gives any assurance that either TWND or NUBURU or the combined company will achieve its expected results. Neither TWND nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

TRADEMARKS

NUBURU and TWND may own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with NUBURU or TWND, or an endorsement or sponsorship by or of NUBURU or TWND. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that NUBURU or TWND will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

2 | Confidential

| Confidential USE OF MARKET DATA The market data contained herein is derived from various internal and external sources. All of the market data in the present ati on involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within o r t he accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. NUBURU and TWND assume n o o bligation to update the information in this presentation. PARTICIPANTS IN THE SOLICITATION TWND and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of pr oxies from TWND’s stockholders in connection with the proposed transaction. TWND’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of TWND listed in TWND’s registration statement on Form S - 4, which is expected to be filed by TWND with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed partic ipa nts in the solicitation of proxies to TWND’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S - 4 for the proposed business combination, which is expe cted to be filed by TWND with the SEC in connection with the business combination. NO OFFER OR SOLICITATION This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or so licit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any su ch jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. ADDITIONAL INFORMATION AND WHERE TO FIND IT This presentation relates to a proposed transaction between TWND and NUBURU. TWND has filed a registration statement on Form S - 4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of TWND following the effectiveness of such registration statement (the "Business Combination Proxy Statement"). The Business Co mbi nation Proxy Statement will be sent to all TWND stockholders. TWND also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TWND are urged to read the registration statement, the B usi ness Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available becau se they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Pro xy Statement and all other relevant documents filed or that will be filed with the SEC by TWND through the website maintained by the SEC at www.sec.gov. The documents filed by TWND with the SEC also may be obtained free of charge up on written request to Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046. NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRE SEN TATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRSENTATION. A NY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE. RISK FACTORS For a description of the risks relating to an investment in NUBURU and the TWND, please see “Key Risk Factors” in the Appendi x t o this presentation. FINANCIAL INFORMATION The summary historical financial information of NUBURU as of December 31, 2021 and 2020, and for the years ended December 31, 20 21 and 2020, presented in the Appendix to this presentation was derived from the audited historical consolidated financial statements of NUBURU to be included in the Business Combination Proxy Statement. The summary historica l f inancial information of NUBURU as of June 30, 2022, and for the six months ended June 30, 2022 and 2021, presented in the Appendix to this presentation was derived from the unaudited interim historical financial statements o f N UBURU to be included in the Business Combination Proxy Statement. The summary historical financial information should be read together with the consolidated financial statements and accompany ing notes and “NUBURU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Business Combination Proxy Statement. The summary historical financial information is not i nte nded to replace NUBURU’s consolidated financial statements and the related notes to be included in the Business Combination Proxy Statement. NUBURU’s historical results are not necessarily indicative of NUBURU’s future results. 3 3 | Confidential

World Class Management Team



Ron Nicol
Executive Chairman

30+ years of experience consulting growth companies

Executive leadership experience at private and publicly listed companies. Strengths include strategy, organization and change management

BCG
B&W BABCOCK & WILCOX
United States Navy



Dr. Mark Zediker
CEO

30 years of experience as an entrepreneur

Executive leadership experience at private and publicly listed companies. Strong management and technical background. Cofounded 3 companies

BOEING
FORO ENERGY
COHERENT
NUVONYX INCORPORATED



Brian Knaley
CFO

25 years of experience as a financial executive

Financial leadership experiences at publicly listed and private companies including several engineering firms

ARC Group Worldwide
ArcelorMittal
CATERPILLAR



Brian Faircloth
COO

18 years of experience scaling operations

Executive leadership at private and publicly listed companies. Expert in Six Sigma, Lean Manufacturing Methods and ISO-9001

FORO ENERGY
COHERENT
NUVONYX INCORPORATED



Andrew Dodd
VP of Global Sales

30 years of global business development experience

Executive leadership at private companies and publicly listed companies. Strong experience in lasers, machine tools and material processing

AMADA
AMADA WELD TECH
GSI Lumonics
BLM GROUP

4 | Confidential

NUBURU

| Confidential Tailwind Acquisition Corporation (TWND) Overview Tailwind At A Glance ▪ Purpose - built to support visionary founders ▪ Approximately $33M held in trust ▪ Serial SPAC franchise; recent de - SPAC successfully closed 5 | Confidential Tailwind Differentiators ▪ Built by founders and operators, for founders and operators ▪ Significant track record of scaling public and private companies ▪ Substantial experience investing in innovative technology companies Chris Hollod CEO & Director Founder and Managing Partner of Hollod Holdings Matt Eby CFO & Director Co - Founder and Managing Partner of Tengram Capital Partners Philip Krim Chairman Co - Founder of Casper Sleep (NYSE: CSPR) and Managing Partner of Montauk Ventures Boris Revsin Director Managing Partner of Tribe Capital Wisdom Lu Director Founding Partner of Stibel & Co. and Bryant Stibel Alan Sheriff Director Founder and former Co - CEO of Solebury Capital Will Quist Director Partner at Slow Ventures

| Confidential 6 | Confidential PLEASE SEE DEFINITIVE PROXY FOR ADDITIONAL RELEVANT DETAILS (1) Subject to the closing of the transaction and other conditions (2) Assumes full utilization of the Lincoln Park funding agreement, no redemptions from the trust account by the TWND public stoc kho lders and before payment of transaction expenses Summary Transaction Overview NUBURU at a Glance ▪ Leading blue laser technology company poised to disrupt and enable multiple fast growing addressable markets and promote a sustainable future ▪ ~40 systems shipped to ~27 customers ▪ 180+ granted and pending patents and applications ▪ Track record of innovation in the laser industry Transaction Funding ▪ Tailwind Acquisition Corp. (NYSE American: “TWND”) is a publicly listed special purpose acquisition company (SPAC) with ~$33M in cash in trust ▪ Transaction is expected to be supported by a funding agreement with Lincoln Park Capital for up to an aggregate of $100M 1 Valuation ▪ Pre - Money Enterprise Value of NUBURU = $350M at $10 per share Capital Structure ▪ NUBURU holders are rolling 100% of their equity in the transaction ▪ Post transaction, NUBURU expects to have up to ~$133M in cash to fund growth and explore strategic M&A 2

| Confidential Innovative Preferred Share Structure Benefits Stockholders 7 | Confidential ▪ In order to further incentivize current stockholders not to redeem, Tailwind has designed a unique stock structure that utilizes unlisted convertible preferred shares ▪ Each TWND Class A stockholder will receive one unlisted preferred share following the Closing for every one share of Class A common stock not redeemed ▪ Tailwind’s stockholders, whether individual or institutional, would be treated equally and would benefit from the ability to receive this additional consideration, rather than making the preferred share available only via a private placement that is not typically accessed by individual investors ▪ The preferred share is a senior security with a $10.00 per share liquidation preference, and the preferred share can be put back to the Company for its liquidation value after two years ▪ Tailwind Class A stockholders who elect to redeem will receive $10.00 plus any applicable interest per share at Closing, but will not receive any preferred s hares PLEASE READ THE DEFINITIVE PROXY CAREFULLY AS YOU CONSIDER WHETHER OR NOT TO REDEEM PLEASE REFER TO THE DEFINITIVE PROXY AND ASSOCIATED DOCUMENTS FOR ADDITIONAL DETAILS

| Confidential Leading Blue Laser Company ▪ Disrupting and enabling fast growing markets ▪ 3D printing, E - mobility, consumer electronics, and aerospace and defense ▪ Promoting a sustainable future Proprietary Technology ▪ Extensive IP portfolio ▪ 180+ granted and pending patents and applications worldwide 1 Compelling Business Model ▪ Blue chip companies in large, global industries as current and target customers ▪ Near - term visibility enabled by customer orders and engagement ▪ Possibility of follow - on revenue streams Experienced, Founder - led Leadership ▪ Pioneering, founder - led, and visionary management and sponsor team ▪ Track record of innovation and execution in the laser industry Growing Market Adoption ▪ 40 systems shipped to 27 customers 2 ▪ Deep partnerships with Essentium 3 and AFWERX 4 Key Investment Highlights 8 | Confidential (2) Customer and unit count as of November 2022. (3) Essentium Announcement . (4) AFWERX Announcement . (1) As of November 2022.

| Confidential NUBURU: The Blue Laser Company

10 | Confidential NUBURU Solves Key Manufacturing Problems Manufacturing Challenges 10 | Confidential Solution Higher Speed and Yield to Manufacture Batteries and EV Components Able To Produce Difficult to Make Components at Higher Speeds and Efficiency Providing a Scalable 3D Printing Solution that is Material Agnostic Enormous Growth in Electric Vehicle Production Rising Complexity of Manufacturing Consumer Electronics Global Supply Chain Disruptions

| Confidential Why the Blue Laser is the Superior Solution 11 | Confidential Weld Better, Print Faster, and be More Precise With Blue Blue Wavelength Inherently Advantaged x Spot Size Significantly Smaller Than Infrared x Superior Brightness x Higher Energy Absorption In Metals Major Advantages of NUBURU Blue Laser x NUBURU Began IP Protection In 2013 x 7 Years Of Blue Laser Development x Ready For Broad - Scale Commercialization Key Metals Blue to Infrared Absorption Ratio Gold 66x Silver 17x Copper 13x Aluminum 3x Nickel 1.5x Steel 1.5x

| Confidential Fundamental Enabling Technology for Multiple Markets Enabling Technology for a Sustainable Future (1) See Slide 16. (2) Granted and Pending (3) Copper (4) Larger referring to part size (5) See photos on page 28. $4B → $33B Projected Growth in Serviceable Addressable Markets in Next Decade 1 180+ Patents and Applications 2 8x faster & low to no defect welding 3,5 10x larger & up to 7x faster 3D printing 3,4 12 | Confidential

| Confidential Welding Address the tens of thousands of welds in an EV 1 . Can work with copper, aluminum, titanium, and stainless steel. Metal 3D Printing Superior in terms of size of print, breadth of materials, and overall resolution that can be achieved NUBURU's Blue Lasers Today: Core Applications 13 | Confidential Sensors, Power Electronics & Lighting Battery Pack Electric Motors (1) Number varies by manufacturer and model and manufacturing process utilized.

The Future is Brighter with NUBURU

Enabling Technology for a Sustainable Future

~5x more **energy efficient** welding process than IR lasers[1]

70% **reduced waste** 3D printing vs. subtractive manufacturing[2]

Spear-heading **electrification** and a **carbon-free future**

More durable, longer-life end products

(1) Based on Company thin copper weld testing where ~8x decrease in processing time reduces energy requirements.
(2) Based on Company estimates for 3D printing vs. subtractive manufacturing.

14 | Confidential

NUBURU

| Confidential NUBURU's Blue Lasers Addresses Multiple Large Markets Industrial Welding Mission - critical Applications ▪ Maximum mechanical and electrical weld performance ▪ Increased productivity ▪ Expanding laser - based processing into new applications 3D Printing Mission - critical Applications ▪ High speed production ▪ High filling factor density ▪ Large volume parts ▪ Lower production costs Defense Specific Applications ▪ Advanced additive manufacturing at the edge ▪ Electrification Other Industries Healthcare ▪ Bio instrumentation (Bioinformatics) Solar ▪ Annealing of solar panel 15 | Confidential 10,000+ Test Welds and 200+ Applications Conducted

| Confidential NUBURU ’s Markets Projected to Grow 16 | Confidential (1) Source: AMPOWER 2022 and NUBURU estimates based on customer feedback. (2) Source: NUBURU estimates based on customer feedback. (3) Includes bio - instrumentation, display and others. Serviceable Addressable Market (SAM) Total Addressable Market (TAM) (1) Source: AMPOWER 2022 and NUBURU estimates based on customer feedback. (2) Source: Laser Focus World Industrial Forecast 2021 and NUBURU estimates based on customer feedback. (3) Source: NUBURU estimates based on customer feedback. (4) Includes non - welding technologies such as ultrasonic, resistance, TIG, selected soldering and others. 1 2 3, 4 1 2 2 2 2, 3 2

| Confidential NUBURU's Blue Laser Target Markets and Ecosystem (1) Data as of June 2022 Note: The companies listed above represent target markets and do not represent a customer list. 17 | Confidential Batteries & Energy Storage 9 of Top 20 Engaged Consumer Electronics 5 of Top 20 Engaged 3D Printing 5 of Top 20 Engaged E - Mobility 5 of Top 20 Engaged Tested with 30+ Potential Customers; 40 Lasers Delivered

18 | Confidential “Picks and Shovels” of Modern - Day Manufacturing NUBURU's Success Driven by Sector Megatrends 18 | Confidential Note: The companies listed above represent target markets and do not represent a customer list.

| Confidential NUBURU's Blue Laser: Superior Form of Industrial Welding Process Energy Efficiency Process Speed 2 Remote Welding Capability Manufacturing Yield Low to No Defect 1 No Spatter / Safety NUBURU INFRARED ULTRASONIC RESISTANCE (1) See photos on page 28. (2) Speed across materials on a per watt basis. 19 | Confidential Myriad advantages of NUBURU result in significantly higher potential ROI Good performance Marginal performance Unsatisfactory performance

| Confidential Comprehensive IP Strategy Secures First Mover Advantage 180+ Granted and Pending Patents and Applications Over 7,500 claims filed across all aspects of NUBURU's current and future technology since 2013 with 100s of trade secrets 20 | Confidential Note: Patent position as of June 2022.

| Confidential History of Technical and Technological Progress 2013 First high - powered blue laser patent - NUBURU founded - CO facility open 2015 2016 Beta program and market validation - Launched AO 150 - Applications Lab Open 2017 2018 - Launched AO 200 - Launched AO 650 - Demonstrated 3D area printing 2019 2020 - Over 10,000 customer test welds complete 2021 2022 - Forward - High brightness laser (AI & SML) - Essentium partnership - AFWERX contract awarded 86 Total Patent Applications 150W 112 Total Patent Applications 500W 133 Total Patent Applications 650W 142 Total Patent Applications 650W 156 Total Patent Applications 650W 180+ Total Patent Applications 1 >1000W 21 | Confidential (1) Granted and pending patents and applications as of November 2022. (2) https://www.startus - insights.com/innovators - guide/5 - top - additive - manufacturing - startups - impacting - the - automotive - industry/ .

| Confidential Made in the USA: NUBURU's Blue Laser Technology Applications Lab ▪ Demonstration systems ▪ Welding system ▪ 3D printing ▪ Metallurgical Lab Manufacturing Facility ▪ Automation ▪ Testing + QC ▪ Clean Room ▪ Burn in facility Engineering ▪ Design Center ▪ Prototyping ▪ Clean Room R&D ▪ Research Center ▪ Clean Room 22 | Confidential ~30,000 sq. ft headquarters near Denver

NUBURU's Board of Directors Nominees



Ron Nicol
- Executive Chair
- 30+ years of experience consulting growth companies

BCG B&W BABCOCK & WILCOX



Mark Zediker
- CEO
- 30+ years of experience as an entrepreneur

BOEING COHERENT NUVONYX INCORPORATED



Dan Hirsch
- CFO of Anzu Special Acquisition Corp. I
- 20+ years experience leading investments, including several SPAC transactions

ANZU SPAC BROADMARK REALTY CAPITAL FARALLON MACERICH



Ake Almgren
- Independent Director, CEO and founder of Orkas, Inc.
- 50+ years of experience in the energy industry

Orkas international battery ANGSTROM Capstone Turbine Corporation



Lily Yan Hughes
- NomGov Chair Nominee
- 25+ years of experience as corporate counsel and executive in technology and manufacturing

Syracuse University ARROW Public Storage INGRAM



Kristi Hummel
- Compensation Chair Nominee, Chief Talent Officer at UHG
- 25+ years of experience leading people strategies

skillsoft DELL Technologies EMC²



Elizabeth Mora
- Audit Chair Nominee
- 30+ years of experience leading finance and large, complex originations

DRAPER HARVARD UNIVERSITY pwc



Tom Wilson
- Board Observer; Chair, President & CEO at Allstate
- 35+ years of experience in financial services

Allstate STATE STREET FEDERAL RESERVE BANK of CHICAGO

23 | Confidential

NUBURU

| Confidential Product Overview

| Confidential Current & Near - Term Core Welding Product Overview AO - 650 Weld of consumer electronics w/o scanners Production release Q2 2022 AI - 300/370 Small - scale consumer electronics Production release expected Q1 2023 AI - 500/650 Large - scale consumer electronics Production release expected Q2 2023 AI - 1000/1500 Small - scale consumer electronics/ battery Production release expected Q2 2023 AI - 2000/2500 Battery foils & tabs / EV Production release expected Q3 2023 AI - 4000/5000 Battery bus bars / EV Production release expected Q3 2023 25 | Confidential (1) Light Module 23” 24” 38” Light Modules (2x) Light Modules (4x) Light Modules (8x) Light Modules (16x) Light Modules Leveraging Modularity, Similar Housing Electronics to Create Scalability, De - risk Product Development Roadmap

| Confidential Current & Near - Term Core 3D Printing Product Overview 26 | Confidential AI - 500/650 Large - scale consumer electronics Production release Q2 2023 AO - 650/AI - X000 Plug and play 3D printing DED (Direct energy deposition) powder and wire feed Production release Q2 2022 and 2023 SML - 100 Plug and play 3D printing, scanner - based powder beds Production release expected Q4 2023 SML - 500 Plug and play 3D printing scanner - based powder beds, remote welding, and cutting Production release expected Q3 2024 Outer Year Product Development Roadmap De - risked Through Strong R&D Capabilities

| Confidential 27 | Confidential Development Pilot Production Product Introductions Expected to Drive Market Expansion & Revenue Growth AO/AI SML 3D Printing

| Confidential 3D Printing Welding Battery Foils Welding Bus Bars NUBURU IR LASER ULTRASONIC No Porosity No Spatter Strong Weld Low Resistance Low to No Defects Continuous weld Low Resistance High Strength Low Fatigue Low to No Defects Material Agnostic Low to No Defects Up to 7x Faster Up to 10x Larger NUBURU Solves Key Manufacturing Problems in Consumer Electronics, Cell Phones, and 3D Printing 28 | Confidential Defects Low to No Defects Not a Solid Weld Limited to Pulsed Welding Low to No Defects Continuous Weld N/A Low to No Defects Copper Print High Porosity Copper Print Weak Welds NUBURU ADVANTAGES

NUBURU is Highly Valuable to Battery and EV Production

EV Production Requires Tens of Thousands of Welds[1]

CELL LEVEL
Mechanical Properties



ELECTRODE-TO-TAB
80 copper foils to tab

CASE SEALING
1.5mm Aluminum

MODULE LEVEL
Electrical Performance



TAB-TO-TAB
2 x 400µm copper on 800µm copper

PACK LEVEL
Production Efficiency



BUS BAR
400µm on 1.5mm copper


Sensors, Power Electronics & Lighting
Electric Motors
Battery Pack

29 | Confidential

(1) Number varies by manufacturer and model and manufacturing process utilized.

NUBURU

| Confidential NUBURU is Highly Valuable to Cell Phone Production PHONE BATTERY Mechanical / Electrical NUBURU Laser Welded Battery Foil Stack 2 PHONE STRUCTURE Mechanical 30 | Confidential (1) Number varies by manufacturer and model and manufacturing process utilized. (2) Image shown is of a weld in an EV battery. PHONE COOLING Thermal Management NUBURU Laser Welded Cell Phone Cooler Cell Phone Battery Welds Cell Phone Mechanical / Electrical Structure Welds Cell Phone Processor Cooling Cell Phone Camera Lens Welding Laser Welded Cell Phone Frame Assembly Cell Phone Production Requires Hundreds of Precision Welds 1

31 | Confidential Confidential

KEY RISK FACTORS

Unless the context requires otherwise, references to "NUBURU," "we," "us" or "our" in this section are to the business and operations of NUBURU prior to the Transaction and to combined company and its subsidiaries following the Transaction. The risks presented below are certain of the general risks related to our business, and such list is not exhaustive. The list below is qualified in its entirety by disclosures contained in future documents to be filed or furnished by NUBURU and TWND, with the SEC, including the documents filed or furnished in connection with the proposed transaction between NUBURU and TWND. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of NUBURU and TWND and the proposed transaction between NUBURU and TWND, and may differ significantly from and be more extensive than those presented below.

The risks described below are not the only ones NUBURU or TWND faces. Additional risks that are not currently known or that are currently believed to be immaterial may also impair our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment in TWND.

Risks Relating to Our Business and Operations

- We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.
- Our business is currently dependent on a limited number of customers and end markets. A decline in revenue from, or the loss of, any significant customer, could have a material adverse effect on Nuburu's financial condition and operating results.
  Our limited operating history and the novelty of our blue laser systems make evaluating our business, the risks and challenges we may face and our future prospects difficult.
- The engineering of our laser systems is still in the prototype stage, and there is no guarantee that we will be successful in implementing production of our laser systems on a commercial scale.
- If our laser systems contain design or manufacturing defects, our business and financial results could be harmed.
- Insufficient warranty reserves to cover future warranty claims could adversely affect our business, prospects, financial condition and operating results.
- The failure of our suppliers to deliver necessary raw materials and components that meet the specifications for our laser systems in a timely manner could cause installation delays, cancellations and damage to our reputation.
- We depend on sole source or limited source suppliers, as well as on our own production capabilities, for some of the key components and materials, including laser diodes and optical filters, which makes us susceptible to supply shortages and other supply chain disruptions and to price fluctuations that could adversely affect our business, particularly our ability to meet our customers' delivery requirements.
- We face various other risks with respect to the supply chain that could adversely affect our business, prospects, financial condition and operating results.
- We are highly dependent upon the ability to ship products to customers and to receive shipments of supplies from suppliers.
- If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and significant delays in shipments, which could result in a loss of customers.
- Our systems involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.
- Because of the long sales cycles, our operating results and financial condition may fluctuate significantly from quarter to quarter.
- There is no assurance that non-binding letters of intent and other indications of interest from customers will be converted into binding orders, sales, bookings or committed offtake contracts. As a result, our operating results may be materially lower than our expected results of operations.
- If we fail to meet our customers' price expectations, demand for our products could be negatively impacted and our business and results of operations could suffer.
- We expect to contract with a number of large companies that have considerable bargaining power, which may require us to agree to terms and conditions that could have an adverse effect on our business or ability to recognize revenues.
- We currently partner with and derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.
- Declines in the prices of our products and services, or in our volume of sales, together with our relatively inflexible cost structure, may adversely affect our financial results.
- If we are not able to continue to reduce our cost structure in the future, our ability to become profitable may be impaired.
- In the event of future growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations.
- We are highly dependent on current key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.
- Labor disputes could disrupt our ability to serve our customers or lead to higher labor costs.

32 | Confidential

NUBURU

Risks Relating to Our Business and Operations (continued)

- Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.
- Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.
- Incorrect estimates or assumptions by management in connection with the preparation of our consolidated financial statements could adversely affect our reported assets, liabilities, income, revenue or expenses.
- Operational costs can be difficult to predict and may include costs from requirements related to the decommissioning of our systems.
- We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.
- Our ability to use net operating loss ("NOL") carryforwards and other tax attributes may be limited in connection with the proposed business combination and other ownership changes.
- Our insurance coverage may not adequately protect us from harm or losses we may suffer.
- The implementation of our business plan and strategy may require additional capital and this capital might not be available on acceptable terms, if at all.
- There is no assurance that we will be able to execute on our business model.
- Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

Risks Relating to Our Industry

- Our future growth is dependent upon the competition, pace and depth of blue laser adoption, as well as on the growth of certain end markets. If such markets do not develop as we expect, or if they develop more slowly than we expect, our business, prospects, financial condition and operating results could be adversely affected.
- If the cost of competitive technologies continues to decline, our blue laser technology may not be considered as cost-effective when compared to such competing technologies.
- Our systems are based on novel technologies to produce blue wavelength lasers and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using.
- The average selling prices of our products could decrease over the life of the product, which may negatively affect our revenue and margins.
- We operate in a highly competitive industry and there is increasing competition. Many of our competitors and future competitors may have significantly more financial and other resources than we do and if we do not compete effectively, our competitive positioning and our operating results will be harmed.
- Our market is characterized by rapid technological changes and evolving standards demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed.
- Global economic conditions and macro events may adversely affect us.
- The laser industry is experiencing declining average selling prices, which could cause our gross margins to decline and harm our operating results.
- If OEM customers and system integrators are reluctant to incorporate our products into their production processes, our financial condition or results of operations may be adversely affected.

Risks Relating to Litigation and Regulation

- Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.
- Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity and requirements resulting in increased expenses.
- We may be subject to securities litigation, which is expensive and could divert management attention.
- Our manufacturing facilities are subject to various compliance requirements, including Occupational Safety and Health Administration ("OSHA"), and compliance costs could increase as we plan to scale our operations.
- Laws, regulations and rules relating to privacy, information security, and data protection could increase our costs and adversely affect our business opportunities. In addition, the ongoing costs of complying with such laws, regulations and rules could be significant.
- Our business may depend on the continued availability of rebates, tax credits and accelerated depreciation schedules, and other financial incentives. The reduction, modification, or elimination of government economic incentives, particularly in the defense and research sectors, and tax policies could cause our revenue to decline and harm our financial results.
- Unanticipated changes in tax laws may affect future financial results.

33 | Confidential

NUBURU

| Confidential Risks Relating to Litigation and Regulation (continued) ▪ We must comply with and could be impacted by various export controls and trade and economic sanctions laws and regulations th at could negatively affect our business and may change due to diplomatic and political considerations outside of our control. ▪ We could be liable for environmental damages resulting from our operations, which could impact our reputation, our business, and our operating results. ▪ The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern Dis tri ct of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a f avorable judicial forum for disputes with our company. Risk Relating to Intellectual Property ▪ We may be unable to protect, defend, maintain or enforce our intellectual property rights for the intellectual property on wh ich our business depends, including against existing or future competitors. Failure to protect defend, maintain and enforce that intellectual property could result in our competitors offering similar products, po ten tially adversely affecting our growth and success. ▪ We may be subject to third - party claims of infringement, misappropriation or other violations of intellectual property rights, o r other claims challenging our agreements related to intellectual property, which may be time - consuming and costly to defend, and could result in substantial liability. ▪ Our patents and, patent applications if issued, may not provide adequate protection to create a barrier to entry. The provisi ona l and non - provisional patent applications that we own may not issue as patents or provide adequate protection to create a barrier to entry, which may hinder our ability to prevent competitors from selling pr oducts similar to ours. ▪ We may not be able to protect our intellectual property rights throughout the world. ▪ Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our intel lec tual property rights. ▪ We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, includi ng trade secrets or know - how, or are in breach of non - competition or non - solicitation agreements with our competitors. ▪ If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position m ay be harmed. Other Risks ▪ Cyber - attacks and other disruptions, security breaches and incidents could have an adverse effect on our business, harm our repu tation and expose us to liability. ▪ Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our busi nes s. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm ou r o perating results. ▪ Our financial condition and results of operations as well as those of potential customers could be adversely affected by epid emi cs, pandemics and other outbreaks such as the COVID - 19 pandemic, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve. ▪ Our financial condition and results of operations as well as those of potential customers could be adversely affected by the Rus sian invasion of Ukraine, which has caused a material adverse effect on the level of economic activity around the world, including in the markets we serve. ▪ We may engage in a wide array of potential strategic transactions, which could require significant management attention, disr upt our business, dilute stockholder value and adversely affect our operating results and financial condition. ▪ Negative publicity could result in a decline in our growth and have a material adverse effect on our business, our brand and our results of operations. Risks Relating to Being a Public Company ▪ Our quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performa nce of our business. ▪ We will incur increased costs as a result of operating as a public company, and our management will be required to devote sub sta ntial time to compliance with our public company responsibilities and corporate governance practices. ▪ We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our common stock less attractive to investors. ▪ If, following the Business Combination, we fail to maintain an effective system of disclosure controls and internal control o ver financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. ▪ We may face litigation and other risks as a result of the material weakness in our internal control over financial reporting. ▪ Changes in accounting principles may cause previously unanticipated fluctuations in our financial results, and the implementa tio n of such changes may impact our ability to meet our financial reporting obligations. 34

| Confidential Risks Relating to Being a Public Company (continued) ▪ Depending on the level of redemptions, New Nuburu may be a “controlled company” within the meaning of the rules of NYSE Ameri can and, as a result, would qualify for, and could rely on, exemptions from certain corporate governance requirements. Risks Relating to the Business Combination ▪ NUBURU and TWND stockholders will have a reduced ownership and voting interest after the Business Combination and will exerci se less influence over management. ▪ The market price of shares of New NUBURU Common Stock after the Business Combination may be affected by factors different fro m t hose currently affecting the prices of shares of Class A Common Stock. ▪ TWND has not obtained a fairness opinion from an independent investment banking firm, and consequently, there is no assurance fr om an independent source that the merger consideration is fair to its stockholders from a financial point of view. ▪ The consummation of the Business Combination is subject to a number of conditions and, if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed. ▪ Termination of the Business Combination Agreement could negatively impact TWND. ▪ TWND directors and officers may have interests in the Business Combination different from the interests of TWND stockholders. ▪ The Business Combination Agreement contains provisions that may discourage TWND from seeking an alternative business combinat ion . ▪ The Business Combination will result in changes to the board of directors of New NUBURU that may affect the strategy of New N UBU RU. ▪ TWND and NUBURU will incur transaction costs in connection with the Business Combination. ▪ Stockholders will have their rights as stockholders governed by the Post - Closing New NUBURU’s Governing Documents. ▪ The Sponsor has agreed to vote in favor of the proposals at the TWND Special Meeting, regardless of how public stockholders v ote . ▪ Because of TWND’s limited resources and the significant competition for business combination opportunities, it may be more di ffi cult for it to complete the initial business combination. ▪ TWND may not be able to consummate the Business Combination or an initial business combination within the required time perio d, in which case it would cease all operations except for the purpose of winding up and it would redeem the Class A Common Stock and liquidate, in which case the holders of Class A Common Stock may onl y receive approximately $10.00 per share, or less than such amount in certain circumstances, and the public warrants will expire worthless. ▪ Neither TWND nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisio ns that allow for a post - closing adjustment to be made to the total merger consideration in the event that any of the representations and warranties made by NUBURU in the Business Combination Agreemen t u ltimately proves to be inaccurate or incorrect. ▪ Either TWND or NUBURU may waive one or more of the conditions to the Business Combination or certain of the other transaction s c ontemplated by the Business Combination Agreement. ▪ TWND does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible fo r TWND to consummate an initial business combination with which a substantial majority of TWND’s stockholders do not agree. ▪ If third parties bring claims against TWND, the proceeds held in the Trust Account could be reduced and the per - share redemption amount received by stockholders may be less than $10.00 per share. ▪ TWND and its directors are, or may in the future be, subject to claims, suits and other legal proceedings, including challeng ing the Business Combination, that may result in adverse outcomes, including preventing the Business Combination from becoming effective or from becoming effective within the expected time frame. ▪ TWND’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the am oun t of funds in the Trust Account available for distribution to the holders of Class A Common Stock. ▪ TWND may not have sufficient funds to satisfy indemnification claims of its directors and executive officers. ▪ If, after TWND distributes the proceeds in the Trust Account to the holders of Class A Common Stock, it files a bankruptcy pe tit ion or an involuntary bankruptcy petition is filed against TWND that is not dismissed, a bankruptcy court may seek to recover such proceeds, and TWND and its board may be exposed to claims of punitive dam ages. ▪ If, before distributing the proceeds in the Trust Account to the holders of Class A Common Stock, TWND files a bankruptcy pet iti on or an involuntary bankruptcy petition is filed against TWND that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of TWND’s stockholders and the per - share amount that would otherwise be received by TWND’s stockholders in connection with TWND’s liquidation may be reduced. ▪ TWND stockholders may be held liable for claims by third parties against TWND to the extent of distributions received by them up on redemption of their shares. 35

Risks Relating to the Business Combination (continued)

- TWND may amend the terms of its warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 50% of the then outstanding public warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Class A Common Stock purchasable upon exercise of a public warrant could be decreased, all without your approval.
- TWND may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
- Subsequent to the consummation of the Business Combination and the other transactions contemplated by the Business Combination Agreement, New NUBURU may be required to take write-downs or write-offs, or the combined company may be subject to restructuring, impairment or other charges that could have a significant negative effect on the combined company's financial condition, results of operations and the price of New NUBURU Common Stock, which could cause you to lose some or all of your investment.
- The future exercise of registration rights may adversely affect the market price of New NUBURU Common Stock.
- Warrants will become exercisable for New NUBURU Common Stock and the New NUBURU Series A Preferred Stock will be convertible into New NUBURU Common Stock, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to New NUBURU stockholders.
- Public stockholders who redeem their shares of Class A Common Stock may continue to hold any public warrants they own, which would result in additional dilution to non-redeeming holders upon exercise of the public warrants.
- There is no guarantee that our warrants will be in the money at the time they become exercisable, and they may expire worthless.
- The Pre-Closing TWND Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in TWND's name, actions against TWND's directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, which may have the effect of discouraging lawsuits against TWND's directors, officers, other employees or stockholders.
- Since the Sponsor and TWND's officers and directors who are members of the Sponsor have interests that are different, or in addition to (and which may conflict with), the interests of the public stockholders, a conflict of interest may have existed in determining whether the Business Combination with NUBURU is appropriate as a business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.
- The process of taking a company public by means of a business combination with a special purpose acquisition company ("SPAC") is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.
- We will have broad discretion in the use of the net proceeds to us from the Business Combination, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.
- Because the market price of shares of New NUBURU Common Stock will fluctuate, NUBURU stockholders cannot be sure of the value of the merger consideration they will receive.
- NUBURU will be subject to business uncertainties and contractual restrictions while the merger is pending.
- Incorrect estimates or assumptions made in connection with the preparation of the financial statements contained in this proxy statement/prospectus could adversely affect New NUBURU's reported assets, liabilities, income, revenue or expenses.
- TWND currently intends to only complete one business combination with the proceeds of the TWND IPO and the sale of the private placement warrants, which will cause TWND to be solely dependent on NUBURU's business. This lack of diversification may negatively impact TWND's operations and profitability.
- We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on the continued growth and development of New NUBURU.
- Jefferies, the underwriter in the Tailwind IPO, was to be compensated in part on a deferred basis for already-rendered underwriting services in connection with the Tailwind IPO, yet Jefferies gratuitously waived its entitlement to such compensation and disclaimed any responsibility for the Business Combination Proxy Statement.

36 | Confidential

NUBURU

| Confidential Risks Related to Ownership of New NUBURU Common Stock and New NUBURU Series A Preferred Stock Following the Business Combinat ion ▪ New NUBURU Common Stock will be subordinated to shares of New NUBURU Series A Preferred Stock issued in the Preferred Stock I ssu ance. ▪ Shares of New NUBURU Series A Preferred Stock may be subordinate to any senior preferred stock New NUBURU may issue and to an y f uture indebtedness. ▪ At the two - year anniversary of the Preferred Stock Issuance, New NUBURU is obligated to redeem shares of New NUBURU Series A Pre ferred Stock for cash. There can be no guarantee that New NUBURU will have funds available to make this redemption. ▪ The Securities Exchange may delist New NUBURU’s securities from trading on its exchange, which could limit investors’ ability to make transactions in its securities and subject New NUBURU to additional trading restrictions. ▪ If the NUBURU Common Stock is delisted from trading, the ability of holders of New NUBURU Series A Preferred Stock to transfe r o r sell their shares of the New NUBURU Series A Preferred Stock may be limited and the market value of the New NUBURU Series A Preferred Stock will likely be materially adversely affected. ▪ New NUBURU’s stock price may change significantly following the Business Combination and you could lose all or part of your i nve stment as a result. ▪ There is no public market for the Series A Preferred Stock being offered in this offering. ▪ Because there are no current plans to pay cash dividends on New NUBURU Common Stock or New NUBURU Series A Preferred Stock fo r t he foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid. ▪ If securities analysts do not publish research or reports about New NUBURU’s business or if they downgrade New NUBURU’s stock or New NUBURU’s industry, New NUBURU’s stock price and trading volume could decline. ▪ Future sales, or the perception of future sales, by New NUBURU or its stockholders in the public market following the Busines s C ombination could cause the market price for New NUBURU Common Stock to decline. ▪ Anti - takeover provisions in New NUBURU’s organizational documents could delay or prevent a change of control. ▪ As a holder of New NUBURU Series A Preferred Stock, you will have extremely limited voting rights. ▪ The Public Stockholders will experience immediate dilution. Risks Relating to Redemption ▪ There is no guarantee that a TWND public stockholder’s decision whether to redeem their shares for a pro rata portion of the Tru st Account will put such stockholder in a better future economic position. ▪ If TWND public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, the y w ill not be entitled to redeem their shares of Class A Common Stock for a pro rata portion of the funds held in the Trust Account. ▪ If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the shares of Cl ass A Common Stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Class A Commo n S tock. ▪ There is uncertainty regarding the federal income tax consequences of the redemption to the holders of Class A Common Stock. ▪ If a stockholder fails to receive notice of TWND’s offer to redeem TWND’s public shares in connection with the Business Combi nat ion, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed. ▪ Significant redemptions among TWND’s public shareholders may require New NUBURU to raise future financing after the closing o f t he Business Combination. ▪ A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions. 37

| Confidential Appendix

| Confidential ▪ Highly advanced manufacturing players leveraging technology and software to drive growth ▪ Accelerated revenue growth profile Industry 4.0 ▪ Scaled players leveraging current generation laser technology across diversified applications ▪ Few rising players with a focus on next generation technology and applications ▪ Highly advanced additive manufacturing peers with growth expected to be driven by metal 3D printing tailwind ▪ Accelerated revenue growth profile ▪ Mature companies with a focus on traditional welding and tool manufacturing ▪ Low growth and steady margins ▪ Mixed group of peers with differentiated, high value add products and services ▪ Overlapping end markets and applications ▪ Historical and future growth driven by mega trends including electrification / energy transition, automation, and Industry 4.0 Selected Public Comparable Universe For NUBURU Additive 2.0 Industrial Lasers / Laser Welding Traditional Welding And Tools High - Growth, Advanced Manufacturing 39 | Confidential

| Confidential Metal 3D Printing

| Confidential NUBURU's Blue Lasers: Superior to Other Metal 3D Printing Technology Strong Product Value Proposition ▪ Speed: Up to 7x faster 3D printed parts ▪ Scale: 10x larger ▪ Density: Near forged metal densities Aerospace, Automotive, Medical & Dental, Consumer Products, Industrial 41 | Confidential NUBURU Blue Light Engine creates high - quality Stainless Steel and Copper parts

| Confidential NUBURU's Blue Lasers Enable Faster Printing Speeds Build rates measured in directed energy deposition tests to date 7x Copper 1.5x Titanium 3x Stainless Steel 1.5x Copper Alloy 42 | Confidential NUBURU has Demonstrated up to 7x Build Speed Increase in Copper and 3x Build Speed Increase in Stainless Steel

| Confidential compared to infrared capability Infrared Laser Print 10x Larger Metal Components Inconel 1 / Copper Alloy Construction NUBURU's Blue Lasers Enable Larger Printing Volume 43 | Confidential (1) Inconel refers to a family of austenitic nickel - chromium - based superalloys.

| Confidential NUBURU's Blue Lasers Enable Copper 3D Printing Almost as Dense as Forged Metal >97% Density 80% Density 85% Density (Post Sintering) Infrared Binder Jet 44 | Confidential Note: Density relative to forged copper.

| Confidential Welding & Manufacturing Breakthrough

| Confidential NUBURU's Blue Lasers Provide Greater Welding Speeds Air Conditioners: 15X Infrared Cell Phones: 15X Infrared Hydrogen Fuel Cells: 5X Infrared Copper Welding Speed (Meters per Minute) 1 1.5 NUBURU Blue IR 17.5 Copper Welding: 17.5 Meters Per Minute 46 | Confidential https://youtu.be/qTfzLmUP1Kk (1) Based on customer and NUBURU testing. Determined using different Copper thicknesses and scanning speeds.

| Confidential NUBURU's Blue Lasers Have Potential to Transform Metal Welding – Advancing Industries That Enable a More Sustainable Future Tens of thousands of welds per vehicle 3 Welding required in: ▪ Electric motors ▪ Sensors, Power Electronics & Lighting ▪ Battery Pack ▪ Chassis Number of welds: 200+ including structural, connecting, electrical 2 ▪ e.g., vapor chamber, sub assemblies 47 | Confidential Strong Product Value Proposition 8x faster welding (copper) Low to no defect welding 1 High strength, low resistance welding Energy efficient welding; lower touch times (1) See photos on page 28. (2) Based on customer testing. (3) Number varies by manufacturer and model and manufacturing process utilized.

| Confidential NUBURU ' s Blue Lasers Are the Next Breakthrough for Copper Welding CO2 Lasers Copper Absorption <1% Replacing torches for general steel welding Unable to weld copper Lamp pumped Infrared YAG Lasers Copper Absorption ~5% Imprecise, difficult to control and was unreliable DPSS Infrared Lasers Copper Absorption ~5% Improved reliability and precision but power too low Infrared FIBER Lasers Copper Absorption ~5% Precision weldin g enables electronics NUBURU Blue Lasers Copper Absorption ~65% Introduces the first I ndustrial Blue Laser welding system, which is up to: • 8x faster on copper • with high quality welds C ompared to Fiber and DPSS lasers 48 | Confidential (1) Source: Strategies Unlimited (Endeavor). Includes all laser segments and not just laser welding. 1970 1980 1990 2000 ~$0 Total Worldwide Laser Revenues 1 ~$200 million ~$1.2 billion ~$6 billion ~$17.8 billion 2021

| Confidential Operations

| Confidential NUBURU's Advisory Board David H. Buss ▪ Former Vice Admiral, “Air Boss,” U.S. Navy ▪ Current CEO of OpenDrives , Inc. "NUBURU’s cutting - edge blue laser technology has the very real potential to be transformational for the Department of Defense future capabilities from directed energy weapons to additive manufacturing." Ga - Lane Chen, Ph.D. ▪ Former CTO & CIO of Foxconn ▪ Recognized inventor with many patents to his name Bob Galyen ▪ Former CTO of CATL ▪ ~46 Years of international work experience Takashi Mitachi ▪ Former Senior Advisor & Co - Chairman of BCG Japan Office Best - in - Class Scientific Experts 50 | Confidential Jean - Michel Pelaprat ▪ Head of Advisory Board ▪ NUBURU Co - Founder “I co - founded NUBURU with Mark Zediker. Pioneering a real breakthrough technology in the laser sector is rare and I am fortunate to be part of it."

| Confidential From Plug & Play to Exploring Proprietary Next Generation Printing Technology 51 | Confidential Plug and Play Upgrade to Existing & Next Generation Scanner - Based 3D Printers Today… Development plan to introduce printers either through organic efforts or acquisition Exploring Area Printing Technology Light Engine Blue Laser 3D Printing Note: The companies listed above represent target markets and do not represent a customer list.

| Confidential Automated Manufacturing Process Single Semi - Automated Production Line with Modularity to Enable Scale Manufacturing 52 | Confidential x Automated x Automated x Automated x Automated Blue Diode Suppliers

| Confidential Illustrative Customer Adoption Timeline 53 | Confidential Month 0 First intro Months 1 - 6 Application development Month 7 First P/O for internal qualification Month 15 Manufacturing qualification Month 22 Second P/O & agreement discussion for 2022 volume supply Welding Adoption Timeline (existing customer) Month 0 First intro Months 1 - 9 Basic Application development Months 6 - 18 First P/ Os for system integration and process qualification Months 15 - 24 Manufacturing qualification Month 24 Volume P/O & Supply agreement discussion 3D Printing Adoption Timeline (Projected SML adoptions across multiple customers)

| Confidential Financials

Historical Financial Summary 55 | Confidential Statement of Operations Data¹ ( $ in thousands) Nine Months Ended September 30 Year Ended December 31 2022 2021 2021 2020 Revenue $1,006 $314 $377 $692 Net Loss (10,107) (6,739) (9,384) (11,025) Statement of Cash Flows Data Net cash provided by (used in) operating activities (7,288) (5,974) (7,807) (8,406) Net cash provided by (used in) investing activities (282) (227) (231) (866) Net cash provided by (used in) financing activities 5,610 8 5,651 12,706 Balance Sheet Data¹ ( $ in thousands) As of September 30 As of December 31 2022 2021 2020 Total assets 13,412 10,726 13,692 Total liabilities 11,754 1,138 812 Total stockholders’ equity 1,658 9,588 12,880 (1) Year ended December 31, 2021 and 2020 figures taken from PCAOB audited financial statements. Nine months ended September 30, 2022 and 2021 figures taken from the PCAOB reviewed financial statements. Key Takeaways: Cash burn has remained below $10M per year while driving technology development and commercialization ▪ ~$60 million in private capital raised to date from strategically valuable investors ▪ Significant investment of ~$8 million in product R&D over last 2 ¾ years supports burgeoning IP portfolio of 180+ granted and pending patents and applications globally ▪ Commercial traction beginning with 40 systems at 27 customers and ongoing application testing with over 10,000 test welds completed ▪ Currently have ~30,000 sq. ft. of space which includes production, clean room and application lab capabilities ▪ Currently have 36 full - time employees, a significant number of which are engineers with advanced degrees

Exhibit 99.2

NUBURU, Inc. – Tailwind Acquisition Corp.

Investor Presentation Conference Call Transcript

Slide 2

(Welcome read by Brian Knaley, Chief Financial Officer of NUBURU, Inc.)

Welcome to the NUBURU, Inc. and Tailwind Acquisition Corp. Transaction Conference Call.

Please note that this presentation contains forward-looking statements including but not limited to, statements regarding the business combination and the development of NUBURU’s business. These statements involve known and unknown risks, uncertainties and other important factors that may cause NUBURU’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For a more fulsome discussion of these risks and uncertainties, please see Tailwind Acquisition Corp.’s filings with the SEC, as well as the general disclaimer, the disclaimer on forward-looking statements and the summary of risk factors included in this presentation as they are an integral part of this discussion.

I will now turn the call over to Dr. Mark Zediker, Chief Executive Officer and Co-founder of NUBURU, Inc.

Slide 4

Thank you Brian. Let me introduce you to our Team:

Ron Nicol is our executive chairman. As a senior executive for over 30 years with BCG, Babcock and Wilcox and the U.S. Navy, he brings experience in company strategy, organization and change management, which are all important to a high growth company such as NUBURU.

Myself – I am a serial entrepreneur and have co-founded 3 high-tech companies. As a consequence, I have accumulated over 30 years experience as an executive in both private and publicly held companies, have over 300 pending and granted patents and applications worldwide, have published many technical and marketing articles and have chaired numerous conferences.

Brian Knaley – is our CFO with extensive financial leadership experience in both public and private companies as well as several engineering firms.

Brian Faircloth – is our COO with extensive experience with laser diode technology. He is an expert in operations, earned a Six Sigma black belt, was an ISO 9001 certified auditor and has several degrees in engineering and business. He is a proven leader in both private and public companies.

Andrew Dodd – is our VP of Global Sales. He has extensive sales experience in the laser welding, machine tools and material processing markets gained over 30 years, and he is a proven leader in both public and private companies.

We continue to build out our team with world class engineers and managers to meet the needs of our rapidly growing company.

I will now turn over the conversation to Chris Hollod, Chief Executive Officer of Tailwind.

Slide 5

Thanks, Mark. Hi everyone, I’m Chris Hollod, CEO of Tailwind Acquisition Corp.

Quick background on Tailwind - our expertise is taking companies public – as operating executives, investors, technologists, and capital market advisors.

Collectively, we have substantial experience investing in innovative tech companies and boast a significant track-record of scaling both public and private companies, and in March of this year, our second Tailwind SPAC closed a $1.8 billion merger with leading space tech company Terran Orbital, so we already have a successful de-SPAC under our belts.

Overall, we see several relevant similarities between our previous de-SPAC and our current de-SPAC with NUBURU, and we’ve also implemented our learnings from our past deal into this current deal.

Before I turn it back over to NUBURU’s CEO, I’d like to succinctly articulate our investment thesis in order to add some compelling context to this transaction.

Simply stated, we believe that manufacturing is dramatically shifting to 3D printing and more innovative industrial tech in order to keep pace with fast-growing, evolving sectors like e-mobility and automotive, consumer electronics, energy storage, defense, and aerospace…and we believe NUBURU’s proprietary blue laser technology will play an important role in this manufacturing shift.

As it pertains to the growing 3D printing industry, we believe we face an investment landscape that approximates an impending gold rush, and using that analogy, we believe NUBURU is a “picks and shovels” type business as the company’s unique blue laser technology can serve several highly attractive sectors ranging from e-mobility to aerospace.

Furthermore, NUBURU also meets specific investment criteria we were targeting, including the following three primary requirements:

Firstly, we seek to partner with a strong founding team that is a leader in its sector.

Secondly, our partner must be offering a disruptive, proprietary product or service enabled by technological innovations.

And thirdly, our partner must be operating an attractive business model within a large, growing total addressable market.

So in conclusion, we believe NUBURU is an attractive way for investors to own a piece of a unique, highly disruptive technology while also gaining diversified exposure to fast-growing sectors like 3D printing, e-mobility and auto, consumer electronics, and defense & aerospace.

Said another way, if you believe the world is moving towards higher-tech manufacturing, including production-ready additive manufacturing, we believe NUBURU stock is an attractive investment.

I’ll now turn it over to Brian Knaley, Chief Financial Officer of Nuburu.

Slide 6

We expect NUBURU’s market opportunity to develop very quickly over the coming years. Capturing that opportunity requires investment — investment made possible by our business combination with Tailwind.

Our transaction is supported by gross proceeds of $33 million from Tailwind’s cash-in-trust, assuming no redemptions, over $5 million in convertible notes with participation from strategically valuable investors as well as our previously announced funding agreement with Lincoln Park Capital for up to $100 million, subject to the terms and conditions in such agreement.

To further complement our deal, existing NUBURU shareholders are rolling 100% of their equity in this transaction.

The SPAC’s sponsor also made an incremental contribution to the Tailwind trust in connection with the September extension vote in order to help facilitate the closing of this transaction.

Overall, we’ve structured a transaction to provide NUBURU with the capital we need to execute our business plan.

Chris, back to you.

Slide 7

As evidenced by our recent de-SPAC with Terran Orbital, one feature of our SPAC process is the fact that we creatively construct bespoke deal structures in order to provide ample liquidity to our target companies.

With that in mind, we’ve thoughtfully designed an innovative and unique structure that utilizes unlisted preferred shares in order to further incentivize current stockholders not to redeem.

Each Tailwind Class A stockholder will receive one unlisted preferred share following the closing for every one share of Class A common stock not redeemed.

Tailwind stockholders, whether individual or institutional, will be treated equally and will benefit from the ability to receive this additional equity, rather than making the preferred share available only via a private placement that is not typically accessed by individual investors.

The preferred share is a senior security with a $10 per share liquidation preference that is redeemable two years following the closing of the business combination.

And lastly, the transaction is progressing smoothly.

We announced the business combination and funding agreement for up to $100 million, subject to the terms and conditions in such agreement, on August 8th and then announced the successful issuance of over $5 million of convertible notes and the conclusion of our diligence on August 29th, and held our special meeting for our shareholder extension vote on September 7th.

We are working to close the transaction expeditiously.

Now, back to Dr. Mark Zediker, the founder and CEO of NUBURU, as he will explain NUBURU’s pioneering industrial blue laser technology and its potential to foster breakthroughs in 3D printing and industrial manufacturing.

Slide 8

Thanks Chris. We believe that NUBURU’s technology is positioned to disrupt and revolutionize 3D printing and manufacturing, including of batteries, electric vehicles and consumer electronics, such as cell phones, tablets and large screen displays.

NUBURU has aggressively filed for IP protection in key countries, and currently has over 180 granted and pending patents and applications.

Our target markets include many blue-chip companies that compete in large global markets which we expect to ultimately result in both initial orders for testing systems and follow-on orders for outfitting existing and future production lines. These recurring revenue streams are an important element of NUBURU’s growth model.

The NUBURU management team has a track record of innovation and execution in the laser industry, having successfully launched the world’s first blue high-powered industrial laser systems, delivered multiple systems to multiple customers and received some of the industry’s highest awards for innovative products.

NUBURU has already shipped 40 systems to 27 different customers worldwide and has recently signed a multi-year, multi-million-dollar supply agreement with Essentium, a 3D printing company that currently manufactures a broad range of large-scale 3D printers for plastics and that is now developing a metal 3D printer.

NUBURU was also awarded a $1.5 million Phase II SBIR contract from AFWERX, the innovation arm of the U.S. Air Force.

Press releases detailing these announcements can be found on our website at www.nuburu.net/investor-relations.

Slide 10

NUBURU’s blue lasers aim to solve many of today’s key manufacturing challenges.

The adoption of electric vehicles is driving the need for improved manufacturing methods. The NUBURU blue laser can provide high quality, low to no defect welds at high speeds for manufacturing electric vehicles, which allows for higher production speeds and higher yields, as compared to incumbent welding methods.

Consumer electronics continue to evolve, using smaller and smaller components while creating a higher thermal load on the product. NUBURU’s blue laser can weld these “difficult to weld” components and is currently being used by a customer to make thermal management devices with high speed and high efficiency. This example is just one of many difficult-to-manufacture products that NUBURU’s blue laser technology makes easier to produce, thereby giving companies a competitive edge in the marketplace with unique products.

The global supply chain disruptions have manufacturers rethinking their supply chain and how 3D printing can play a role in just-in-time manufacturing. We have demonstrated that our laser can print at higher speeds than incumbent IR lasers and will allow larger printer designs that can print a larger number of parts in a single run which should lower the cost per part. We expect that this potential for costs savings will drive the adoption of blue laser-based 3D printers.

Slide 11

Why does the blue laser outperform an IR laser?

There are two key advantages: Number one: the absorption of all metals is significantly higher in the blue as shown in the table on the left-hand side of the slide. This means the laser energy is coupled more efficiently into the part to be welded or printed. This results in higher welding speed, higher printing speeds and better part quality.

And number two: the blue laser can be focused to a tighter spot size as shown in the picture on the right-hand side of the slide, allowing for higher resolution, and larger part sizes for 3D printing.

These manufacturing performance improvements that the blue laser technology can deliver should translate to a lower manufacturing cost, higher return on investment and more competitive pricing for products to customers.

Slide 12

A sustainable future for the world demands that manufacturing methods are more efficient and less carbon intensive, and we believe NUBURU’s laser technology is well aligned with the objective of providing clean, high performance manufacturing methods.

NUBURU’s technology aligns with this mission by providing high speed, low to no defect welding of copper battery components at an 8x increase in processing speed when compared with an equivalent IR laser. This reduces the power requirements for manufacturing and helps the transition to battery powered systems. In addition, our technology is ideally suited to 3D printing, where the printer volume can be expanded to encompass over 10x the volume that a single IR laser can address and print up to 3-7x faster depending on the material being printed. We expect that these advantages will greatly impact the cost per part because of the ability to print more parts in a given volume at higher printing speeds.

The need for a more sustainable future is driving the switch from internal combustion engines to battery powered motors along with supply chain strategies changing from remote manufacturing to on site, on demand 3D printing, which means that we estimate our Serviceable Addressable Market will grow at double digit CAGRs from today’s $4 billion to over $33 billion in 10 years.

NUBURU has carefully protected its technology, with over 180 pending and granted patents and applications worldwide.

Slide 13

There are two primary factors that we expect will drive the adoption of blue laser technology: The superior 3D printing performance with a blue laser compared to an IR laser as well as the higher performance for welding electrical components and subsystems compared to an IR laser and other methods.

To achieve widespread adoption of 3D printing across many industries it is necessary to be able to print components at cost levels competitive with conventional manufacturing methods such as casting and subtractive machining of bulk metal parts. The blue laser technology is capable of achieving this cost reduction by providing higher printing speeds and a larger addressable volume inside of the printer.

For electric vehicles, there are thousands of welds in a passenger electric vehicle and tens of thousands of welds in electric buses, planes, boats and trains which are all being developed today. The sheer number of welds in each of these systems requires that the welds have little or no defects and are highly repeatable — the blue laser excels at welding the metals used in these systems, repeatably providing the high speeds, quality and performance demanded by these applications.

We believe that NUBURU’s blue laser technology will be able to meet the needs of the 3D printing and electric vehicle industries, which we anticipate will drive NUBURU’s revenue and growth in the future.

Slide 14

We believe there is a focus on identifying the key technologies that will help us progress on the path to a sustainable carbon free future, and in particular, how to change the world from its dependence on fossil fuels to one that relies on renewable energy sources.

NUBURU’s blue laser technology can help enable this vision. For example, producing batteries more efficiently drives down the cost of manufacturing batteries, which could in turn accelerate the adoption of electric vehicles.

Similarly, by 3D printing parts faster, it again, drives down cost, minimizes waste and reduces the amount of energy required for producing a part, all of which is anticipated to drive the mass adoption of 3D printing.

We expect that NUBURU’s blue laser technology could be a key driver in the conversion from things powered by internal combustion engines to things powered by electric motors and from products made by conventional means in energy inefficient processes today to more durable products being printed on demand in a process that minimizes waste, all helping us progress on the path to a more sustainable, carbon free future.

Slide 15

NUBURU has found multiple potential applications in each of these markets, and we are excited by the potential new opportunities as we discuss the ability of the blue laser to address our customers’ most difficult manufacturing needs.

As a small startup company, we needed to establish a beachhead in this broad market space. Accordingly, NUBURU initially focused its development, marketing and sales efforts on the industrial welding markets and in particular on battery welding, cell phone manufacturing and 3D printing.

Today NUBURU’s lasers are installed in a number of companies, and the lasers are being used for welding of copper, stainless steel and aluminum materials as well as 3D printing.

Our interactions with customers in these market segments have given NUBURU a thorough understanding of the manufacturing problems in these markets. Consequently, we have aligned our product roadmap to address these needs. As we introduce newer higher power lasers with higher brightness, we expect that additional new opportunities will present themselves.

Brian will now provide an overview of our Total Addressable Market and Serviceable Addressable Market.

Slide 16

Thanks Mark. Total Addressable Market (“TAM”) represents revenue opportunity at 100% market share, assuming no competition. Serviceable Addressable Market (“SAM”) represents the portion of the TAM that can be served by a company’s products and services at a given time or period, again assuming no competition.

NUBURU’s TAM was constructed using three primary elements: the 3D metal printing system market analysis published in the AMPOWER 2022 market report, the blue addressable Laser Market published in the Laser Focus World 2022 market report and the non-laser technology replacement market which was estimated by NUBURU based on its discussions with existing and potential customers about their expected production needs and anticipated demand. Collectively, we estimate our TAM to be $15 billion today and expect it to grow to over $65 billion in the next 10 years.

NUBURU’s SAM is based on an assessment of how our product line can address the laser welding markets as well as the 3D printing markets. The 3D printing portion is included in this graph because of our intent to enter this market with blue-laser based 3D printers. We estimate our SAM to be $4 billion today and expect it to grow to over $33 billion in the next 10 years.

We believe NUBURU’s planned products are well positioned to address the SAM on this page, and as we continue to develop products based on new technology, we hope to be well positioned to compete in the larger TAM in the future.

Mark, back to you.

Slide 17

NUBURU’s target ecosystem of customers and their applications are highlighted in this slide.

Each of the application areas are linked to a group of target customers with the pie chart in the middle of the page highlighting the industry and number of current customer engagements. Customer engagements range from having performed qualifying tests to delivering systems for manufacturing at customer sites.

With the expected capital infusion from this transaction, we plan to aggressively address the strong market pull from these market segments and grow our revenue.

Slide 18

During the gold rush, it was often not the prospectors who made their fortunes, but rather the entrepreneurs selling picks, shovels and blue jeans. We believe that NUBURU’s blue laser can be an outfitter of this modern-day gold rush to progress on the path to a carbon free, sustainable future.

NUBURU intends to provide a key building block that will aid companies in this diverse market universe in being successful, thus driving our revenue growth.

Slide 19

NUBURU blue laser technology outperforms rival technologies ranging from infrared lasers to technologies such as ultrasonic and resistance welding.

While the infrared laser rates good in two of the categories shown in this slide, the blue laser outperforms the IR laser overall with the most important parameters being the achievement of welds that are spatter free and have little or no defects.

The Ultrasonic and Resistance welding methods, which have been used for years are contact methods for welding a part. As a consequence, the welds have to be carefully monitored for defects and the welding systems have to be frequently recalibrated to insure a successful part. The blue laser is a non-contact method and can be integrated with a real-time weld monitor to provide the quality feedback needed in these critical production environments.

By upgrading manufacturing systems for welding to a blue laser, the end user can expect to produce parts faster, and with fewer defects. This is expected to result in a lower cost of ownership for our customers because of the higher production speeds, higher yields and less rework.

Slide 20

NUBURU has over 180 granted and pending patents and applications. These patents are filed in key countries and a number of which are foundational and cover the blue laser technology, single mode blue laser technology, 3D printing applications and other applications.

Our foundational patents include copper welding as well as 3D printing with a blue laser.

This patent portfolio is continually reviewed and updated to keep the patent family alive as well as constantly expanded with new discoveries and applications.

Slide 21

Prior to the founding of NUBURU in 2015, we filed the first high power blue laser patent for 3D printing in 2013.

By 2017, NUBURU had launched the world’s first high power industrial blue laser product and documented the superior performance at welding copper in our applications lab with this product.

In 2019, NUBURU demonstrated the world’s first blue laser-based area 3D printer.

By 2020, we had performed over 10,000 test welds for customers and demonstrated the superior performance of our laser technology over the IR laser in our application center.

In 2021, NUBURU integrated a blue laser into a commercial 3D printer and demonstrated the speed and quality advantages of the world’s first blue laser-based 3D powder bed printer.

Earlier this year, we were awarded an AFWERX contract to develop a high throughput 3D printer based on our 2019 results with area printing. Also this year, we signed a multi-year, multi-million-dollar agreement with Essentium to provide blue lasers for their entrance into the 3D metals printing market.

Slide 22

NUBURU is located just south of Denver, Colorado where our products are designed, developed, manufactured and tested.

Our applications center is key to our sales effort because it allows our customers to use our lasers to solve their most challenging manufacturing problems.

Our manufacturing is performed in a clean room where the automated assembly of our laser systems take place.

Our engineering capability includes a complete design center with optical, mechanical, electrical and software design capabilities.

Our R&D facility is where our cutting-edge blue laser technology is developed and tested prior to being released for product development.

Centrally locating all of these capabilities enhances communications and synergy between the four departments accelerating development and enhancing product quality.

Slide 23

NUBURU has recruited a group of director nominees that will offer a wealth of business experience and a broad, diverse background, both professional and personal:

Dan Hirsch– represents major investor ANZU on the board, with over two decades of experience in the capital markets and with public companies.

Ake Almgren – a strong independent director with extensive public company management experience.

Lily Yan Hughes, our Governance Committee Chair Nominee – she has extensive experience with governance of public companies.

Kristi Hummel, Compensation Committee Chair Nominee – she has successfully recruited and managed workers in high growth rate public companies.

Elisabeth Mora, Audit Committee Chair Nominee – she has extensive experience in financing and auditing public companies.

Tom Wilson – a current board member of NUBURU’s board – will remain as a board observer. As the CEO of Allstate, he has a strong business background running a public company.

Slide 25

The AO-650 is the first product that NUBURU has in full production, and it is establishing beachheads in welding cell phone components and 3D printing.

Our next generation product is based on customer feedback, requesting not only a laser capable of working with a scanner, but also higher power lasers for welding thicker materials. The AI product line meets both of these needs, as its higher brightness enables the AI-300 series to be coupled with a scanner for range of welding and 3D printing applications. The AI-300 is highly modular, enabling the rapid scale up of the output power of this product line to meet the higher power needs of the customer as listed from left to right in this slide. Since this is a modular design, NUBURU expects to rapidly develop higher power products by building on the AI light module.

Slide 26

NUBURU’s AO-650 is currently in use in a number of 3D printing applications and is the basis for the Essentium agreement.

The next generation of products “AI” are compatible with scanners, remote welding and 3D Printing.

The ultimate blue laser system is our single mode blue laser system which provides the user with the ability to focus to much smaller spot sizes at greater standoff distances than an IR laser and can provide the control and power needed for highly precise 3D printing. We believe that these features mean that NUBURU’s single mode blue laser has the potential to displace IR lasers used in 3D printers today and is designed to be a plug-and play replacement for these lasers.

Slide 27

NUBURU’s product roadmap outlines the transition from the current AO product series to the highly modular AI product series. There are two AI series because NUBURU is currently testing higher power blue laser diodes which we expect to be available from our supplier in volume by next year and we plan to roll out our AI product lines with these higher power sources.

The Single Mode Laser (“SML”) is currently under development and is expected to be released in late 2023.

We are also developing blue laser-based 3D printers under our AFWERX contract.

Slide 28

NUBURU is focused on solving complex or difficult manufacturing problems, as shown in this table.

The NUBURU laser shows superior welding and 3D printing performance over these technologies, when it is welding a 1mm thick bus bar as shown in the upper left-hand picture or a stack of foils in the middle left-hand picture, both of which will be discussed in the next slide as to how they apply to electric vehicle manufacturing as well as to cell phone manufacturing.

The superiority of the NUBURU laser is also evident in the 3D-printed copper part shown in the lower left-hand picture.

The IR laser results are shown in the middle column. As you can see, IR lasers create defects in the weld joint, can only spot weld the foils and create porosity or defects when printing copper parts.

The Ultrasonic welding method in the right-hand column shows how it only achieves a weld of a bus bar with spots and not a continuous weld, and how it only achieves a weakly welded stack of foils. Ultrasonic welding cannot be used to perform most 3D printing applications.

For all the use cases shown in this slide, the NUBURU blue laser outperforms the competing technologies.

Slide 29

NUBURU has demonstrated the ability to perform all of the welds required in an electric vehicle, ranging from the foil welding and battery case shown on the left, to the battery tabs for building battery packs shown in the middle and finally the battery pack bus bars shown on the right which conduct all the electricity in a battery pack to the motors.

With tens of thousands of welds per vehicle, the need for a weld with little or no defects has never been stronger, and given the multi-use capability of this laser, we expect that electric vehicle manufacturers will be ready adopters of our technology. The bottom line is that the blue laser has the potential to provide a superior return on investment to our customers compared to all other welding technologies.

Slide 30

NUBURU’s blue laser can weld many parts of today’s cell phones, ranging from the battery foil stack on the left to the mechanical structural components of the cell phones in the center photo as well as the heat sinks used in the latest designs shown in the photo on the right.

NUBURU’s lasers are already being used in the production manufacturing of the heat sink components, which could not be manufactured with conventional laser methods, and with the release of the new AI series, we anticipate being qualified into these other precision manufacturing steps. With higher welding speeds and better welding quality, companies should be able to lower costs, improve return on investment and where competitively expedient pass on cost savings to customers.

We thank you for taking the time to listen to the presentation of this new and exciting manufacturing technology.

About NUBURU

Founded in 2015, NUBURU® is leading the transformation to a world of high-speed, high-quality metal machining and processing. NUBURU’s ground-breaking blue laser technology has defined a new class of high-power, high-brightness blue lasers, starting with the standard AO™ laser and the extreme-brightness AI™ laser, which each enable radical gains in speed and quality for metal processing. For more information, visit the company’s website at www.nuburu.net.

Caution Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of NUBURU, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by TWND and its management, and NUBURU and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against NUBURU, TWND, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of TWND or the stockholders of NUBURU, or to satisfy other closing conditions of the business combination; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet NYSE American’s listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of NUBURU as a result of the announcement and consummation of the business combination; (7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that NUBURU or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing from Lincoln Park Capital; (12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of TWND’s securities; (13) the risk that the transaction may not be completed by TWND’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TWND; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in TWND’s Form S-1 (File No. 333-248113), Quarterly Report on Form 10-Q for the period ended September 30, 2022 and registration statement on Form S-4/A (File No. 333-267403) that TWND has filed with the SEC on November 29, 2022, which includes a document that will serve as a prospectus and proxy statement of TWND following the effectiveness of such registration statement, referred to as a proxy statement/prospectus and other documents filed by TWND from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither TWND nor NUBURU gives any assurance that either TWND or NUBURU or the combined company will achieve its expected results. Neither TWND nor NUBURU undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information and Where to Find It

This press release relates to a proposed transaction between Tailwind Acquisition Corp. (“TWND”) and NUBURU, Inc. (“NUBURU”). TWND filed a registration statement on Form S-4/A with the Securities and Exchange Commission (the “SEC”) on November 29, 2022, which includes a document that will serve as a prospectus and proxy statement of TWND following the effectiveness of such registration statement (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all TWND stockholders. TWND also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of TWND are urged to read the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Business Combination Proxy Statement and all other relevant documents filed or that will be filed with the SEC by TWND through the website maintained by the SEC at www.sec.gov. The documents filed by TWND with the SEC also may be obtained free of charge upon written request Tailwind Acquisition Corp., 1545 Courtney Avenue, Los Angeles, CA 90046.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Learn more at https://twnd.tailwindacquisition.com/.

Participants in the Solicitation

TWND and NUBURU and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TWND’s stockholders in connection with the proposed transaction. TWND’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of TWND listed in TWND’s registration statement on Form S-4, which is expected to be filed by TWND with the SEC in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWND’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by TWND with the SEC in connection with the business combination.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Media Contact:

Brian Knaley
ir@nuburu.net

Investor Relations Contacts:

Mark Roberts
mark@blueshirtgroup.com
Michael Anderson
michael@blueshirtgroup.com

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